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SEC FILE NUMBER
8-67055

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (Date) AND ENDING December 31, 2016 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GENESIS GLOBAL TRADING, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

636 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK (City) NY (State) 10011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VIKTORIYA PISETSKAYA (212) 668-3912
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue Suite 200 (Address) East Hanover (City) New Jersey (State) 07936 (Zip Code)

CHECK ONE

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

RECEIVED
2017 MAR 15 AM 7:12
SEC / TM

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, VIKTORIYA PISETSKAYA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GENESIS GLOBAL TRADING, INC. as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FinOp
Title

Notary Public

SIMCHA WURTZEL
NOTARY PUBLIC-STATE OF NEW YORK
No. 01WU6263948
Qualified In Queens County
My Commission Expires June 25, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Genesis Global Trading, Inc.
(f/k/a SecondMarket, Inc.)

TABLE OF CONTENTS

December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Genesis Global Trading, Inc.
(f/k/a SecondMarket, Inc.)

We have audited the accompanying statement of financial condition of Genesis Global Trading, Inc. (the "Company") as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of Genesis Global Trading, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Genesis Global Trading, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Company elected to account for digital currencies using the fair value option under ASC 825. This election better aligns the financial reporting of these transactions with how management evaluates the performance of the Company. This election has been retrospectively applied in the financial statements for the year ended December 31, 2016. Our opinion is not modified with respect to this matter.

In forming our opinion we have considered the adequacy of the disclosures included in Notes 11 and 12 to the financial statements concerning among other things the risks and uncertainties related to the Company's investments in digital currencies. The risks and rewards to be recognized by the Company associated with its investments in digital currencies will be dependent on many factors outside of the Company's control. The currently unregulated and immature nature of the digital currency markets, including clearing, settlement, custody and trading mechanisms, the dependency on information technology to sustain digital currency continuity, as well as valuation and volume volatility all subject digital currencies to unique risks of theft, loss, or other misappropriation. Furthermore, these factors also contribute to the significant uncertainty with respect to the future viability and value of digital currencies. Our opinion is not modified with respect of this matter.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
March 13, 2017

Genesis Global Trading, Inc.
(f/k/a SecondMarket, Inc.)

Statement of Financial Condition

December 31, 2016

Assets	
Cash and cash equivalents	$ 6,737,993
Investments in digital currencies, at fair value	18,181,216
Receivable from other third parties	1,884,848
Digital currency loans, at fair value	1,072,827
Receivable from clearing broker	290,638
Securities owned, at fair value	739,964
Prepaid expenses and other assets	60,647
Cash segregated under federal regulation	25,000
Property and equipment at cost, net	25,970
	$ 29,019,103
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 2,200,474
Deferred tax liability	3,307,972
Income tax payable	555,752
Due to customers	25,000
	6,089,198
Commitments and contingencies (*Note 9*)	
Stockholder's equity:	
Common stock, $0.01 par value; 100,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	15,300,790
Retained earnings	7,628,115
Total stockholder's equity	22,929,905
Total liabilities and stockholder's equity	$ 29,019,103

See notes to Statement of Financial Condition.

Genesis Global Trading, Inc.
(f/k/a SecondMarket, Inc.)

Notes to Statement of Financial Condition

December 31, 2016

1. Nature of Business

Genesis Global Trading, Inc. (f/k/a SecondMarket, Inc.) (the "Company") was formed under the laws of the State of Delaware on June 8, 2005. The Company is an introducing broker-dealer, headquartered in New York and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides a marketplace for transactions in esoteric assets, including auction-rate securities. The Company's activities also include trading digital currencies, including bitcoin, ethereum, and ethereum classic on a proprietary basis and serving as an authorized participant for the Bitcoin Investment Trust ("BIT"). The BIT is a private, open ended-trust that is invested exclusively in bitcoin. The BIT is sponsored by an affiliate of the Company. The Company is a wholly owned subsidiary of Digital Currency Group, Inc. (the "Parent").

2. Summary of Significant Accounting Policies

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The following is a summary of significant accounting polices followed by the Company:

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Investment in Digital Currencies

Effective January 1, 2016, the Company elected to change its method of accounting for digital currencies from the lower of cost or fair value to fair value. The Company considers its investment in digital currencies to be analogous to commodities as the Commodity Futures Trading Commission ("CFTC") determined that bitcoin and other digital currencies are commodities in September 2015. Effective January 1, 2016, the Company elected the fair value option under ASC 825 for digital currencies.

2. Summary of Significant Accounting Policies (continued)

Investment in Digital Currencies (continued)

The Company believes this is preferable as the Company buys and sells digital currencies on a daily basis and treats them as financial instruments as opposed to property.

The fair value of the investments in digital currencies as of December 31, 2015 included in the Statement of Financial Condition was adjusted from $3,665,103 under the lower of cost or fair value to $7,456,335 under fair value method. This change resulted in an increase to total assets and retained earnings by the amount of $3,791,232. The Company's net capital and excess net capital were not impacted by the change.

To determine the principal market, the Company considers only digital currency exchanges that have a U.S. presence, have an online platform and publish transaction price and volume data publicly. The principal market place must also be compliant with federal and state licensing requirements and practices regarding anti-money laundering procedures. The Company determined the fair value of bitcoin using the price of bitcoin provided by Global Digital Asset Exchange ("GDAX"), formerly known as the Coinbase exchange, the Company's principal market for bitcoin as of 4:00PM in New York on December 31, 2016. The Company determined the fair value of ethereum classic ("ETC") using the price of ETC provided by Poloniex, the principal market for ETC as of 4:00PM in New York on December 31, 2016. The Company converted the bitcoin to ETC parity to USD on the Poloniex exchange using the 4:00PM New York price of bitcoin per GDAX.

The Company does not recognize its digital currency loans extended as sale transactions defined by ASC 860. Upon the maturity of a digital currency loan, the Company expects to receive back the same amount and type of digital currency it originally extended as a loan; the Company does not receive collateral for the loan transactions. The Company at any time has discretion to call back an outstanding loan to be repaid in the original digital currency extended.

The Company segregates digital currency loans from the trading inventory and measures them at fair value each reporting period.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include short-term highly liquid investments with original maturities of three months or less and money market accounts.

Concentrations of Credit Risk for Cash

The Company maintains its cash balances at various financial institutions. These balances are insured by the FDIC subject to certain limitations.

Cash Segregated Under Federal Regulations

Pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) of SEC Rule 15c3-3, the Company is permitted to hold customer funds received in connection with privately negotiated securities transactions. At December 31, 2016, the Company held $25,000 of customer funds which were segregated in a special account for the exclusive benefit of customers of the Company.

Receivable from Other Third Parties

Receivable from other third parties consists primarily of cash balances held at bitcoin exchanges as well as funds receivable for unsettled trades of digital currencies at December 31, 2016. For the purpose of computing the Company's net capital calculation in accordance with SEC Rule 15c3-1, the Company considers receivables from other third parties to be a non-allowable asset. Receivables are recorded at their contractual amount, subject to an allowance for uncollectible amounts, if collection is not deemed probable.

Securities Owned, at Fair Value

The Company records securities owned on trade date basis. Securities owned are held at fair value.

2. Summary of Significant Accounting Policies (continued)

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation methods. The accounting standards establish a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

2. Summary of Significant Accounting Policies (continued)

Fair Value (continued)

Because of the inherent uncertainty of valuation, estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Property and Equipment, Net

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Principal Method
Computer hardware and software	3 years	Straight Line
Communication systems	5 years	Straight Line
Furniture and fixtures	5 years	Straight Line
Equipment	3 years	Straight Line

Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily include prepaid amounts relating to various dues and subscriptions, as well as amounts paid to regulators.

Income Taxes

The Company files its federal income tax return on a consolidated basis with its Parent and on a combined basis for state and local income taxes. Income tax expense is computed by the Company on a separate company filing basis. The Parent has executed an indemnification agreement with the Company which indemnifies the Company with respect to its income tax obligations.

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. The Company recognizes the financial statement effects of a tax position when it is more-likely-than-not, based on the technical merits, that the position will be sustained upon examination. Federal, New York State and New York City are the major tax jurisdictions that the Company currently files in.

The Company's policy is to accrue interest and penalties associated with unrecognized tax benefits, if any, in Provision for income tax in the Statement of Income, and the corresponding liability in Accounts payable and accrued expenses in the Statement of Financial Condition.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This comprehensive new revenue recognition standard will supersede existing revenue guidance under GAAP. The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU No 2015-14, Revenues from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delayed the effective date of the new standard from January 1, 2017 to January 1, 2018. The Company is currently assessing the impact that ASU No. 2014-09 will have on the Company's financial statements.

3. Investments, at Fair Value

Securities owned primarily consist of shares of the BIT and auction rate securities. As of December 31, 2016, shares of the BIT are not redeemable.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2016:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2016
Assets				
Equities	$ –	$ 20	$ 4,680	$ 4,700
Shares of the BIT	–	–	506,264	506,264
Auction rate securities	–	–	229,000	229,000
Investments in digital currencies	–	18,181,216	–	18,181,216
Digital currency loans	–	1,072,827	–	1,072,827
	$ –	$19,254,063	$ 739,944	$ 19,994,007

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

	Equities	Shares of the BIT	Auction rate securities	Total
Balance at January 1, 2016	$ 4,680	$ 160,473	$ 54,250	$ 219,403
Purchases	–	293,546	1,137,507	1,431,053
Sales	–	(354,015)	(1,041,142)	(1,395,157)
Realized gain / (loss)	–	223,787	78,385	302,172
Unrealized gain / (loss)	–	182,473	–	182,473
Balance at December 31, 2016	$ 4,680	$ 506,264	$ 229,000	$ 739,944

3. Investments Owned, at Fair Value (continued)

The following table summarizes the quantitative inputs and assumptions used for items categorized in Level 3 of the fair value hierarchy as of December 31, 2016.

Asset	Fair Value 12/31/2016	Valuation Methodologies	Unobservable Inputs
Shares of the BIT	$ 506,264	Net Asset Value	NAV practical expedient
Auction rate securities	$ 229,000	Market Comparables	Discount rate of 3% - 9%

The Company considers cash and cash equivalents, receivable from clearing broker, commissions receivable, receivable from other third parties, prepaid expenses and other assets, and accounts payable and accrued expenses, net to be its financial instruments. The carrying amounts reported in the Statement of Financial Condition for the Company's financial instruments approximate their fair values due to the short-term nature of these assets and liabilities.

4. Property and Equipment, net

Details of property and equipment at December 31, 2016 are as follows:

Computer hardware and software	$ 118,496
Communications systems	9,711
Furniture and fixtures	6,625
	134,832
Less accumulated depreciation and amortization	(108,862)
Total property and equipment, net	$ 25,970

5. Net Capital Requirements and Exemption from SEC Rule 15c3-3

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company's net capital was $4,441,130 which was $4,255,715 in excess of its minimum requirement of $185,415. The ratio of aggregate indebtedness to net capital was .63 to 1.

The Company claims exemptions from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and (k)(2)(ii). Pursuant to the exemptive provisions of sub-paragraph (k)(2)(i), the Company is permitted to hold customer funds received in connection with privately negotiated securities transactions. The Company maintains a "Special Account for the Exclusive Benefit of Customers of Genesis Global Trading, Inc. (f/k/a SecondMarket, Inc.)" for such customer funds received.

The Company also claims exemptions from the provisions of sub-paragraph k(2)(ii) as an introducing broker or dealer that carries no customer accounts, promptly transmits any customer funds and securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers.

6. Income Taxes

At December 31, 2016, the Company recorded $555,752 as a current income tax payable.

Deferred income tax assets and liabilities result from temporary differences primarily related to depreciation methods used for tax purposes, prepaid expenses, and unrealized gains (losses) on digital currencies which are presented net on the Statement of Financial Condition. These resulted in a net deferred tax liability of $3,307,972 at December 31, 2016.

7. Off Balance Sheet Risk and Concentrations of Operational Risk

Certain of the Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all such customer accounts and is responsible for execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

The Company has the right to pursue collection or performance from the customers who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker. The receivable from clearing broker of $290,638 includes a $250,000 deposit that the Company is required to maintain with its clearing broker.

At December 31, 2016, the Company's cash accounts were held primarily with four financial institutions, each with balances that exceeded the federally insured limit.

8. Related-Party Transactions

The Company has entered into a service agreement with the Parent whereby the Parent provides services to the facilities and other assets. Expenses allocated by the Parent are included in the Statement of Income as follows:

Employee non-cash compensation	$	56,034
Occupancy		240,000
	$	296,034

As of December 31, 2016, there were no balances due to related parties.

8. Related-Party Transactions (continued)

Pursuant to stock incentive plans of the Parent (collectively, the Plan), share-based payment awards are periodically granted as compensation to employees of the Parent. A portion of the costs associated with these awards is allocated to the Company in accordance with a service agreement with the Parent. The Parent accounts for certain awards as a liability plan which requires those awards to be remeasured at fair value at each reporting period until settlement. The Parent also accounts for certain awards as equity awards that are expensed based on their grant date fair value.

The Parent has executed an indemnification agreement with the Company which indemnifies the Company with respect to its allocation related to share-based payment awards.

During the year ended December 31, 2016, the Company did not pay dividends to its Parent.

During the year ended December 31, 2016, the Company purchased a total of 3,161.84 bitcoins from related parties with a cost basis of $1,916,197. The Company sold 34,155.30 bitcoins to the BIT. The Company sold 2,051.20 bitcoins and 26,268.79 etheruem classic to related parties. These transactions resulted in $345,469 of net gains recorded within Realized gain on sale of digital currencies, net on the Statement of Income.

9. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects risk of loss to be remote.

Pursuant to the Company's service agreement with the Parent, the Company has no contractual obligations for expenses incurred by the Parent. However, the Parent does have a lease obligation of which a certain portion is allocated to the Company.

10. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying transaction (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

11. Digital Currency Activities

As of December 31, 2016, the Company held a total of 15,739.67 bitcoins which are recorded at fair value. The Company determined a fair value of $966.02 per bitcoin using the price of bitcoin provided by the GDAX exchange, the Company's principal market for bitcoin, as of 4:00PM in New York on December 31, 2016. The fair value of the Company's bitcoins were $15,204,836 as of December 31, 2016. The Company recorded an unrealized gain on its investment in bitcoin. As of 4:00PM New York time, on March 10, 2017, the fair value of bitcoin determined in accordance with the Company's accounting policy was $1,290.01 per bitcoin.

11. Digital Currency Activities (continued)

As of December 31, 2016, the Company held a total of 2,125,985.71 ETC which are recorded at fair value. The Company determined a fair value of $1.40 per ETC using the price provided by the Poloniex exchange, the Company's principal market for ETC, as of 4:00PM in New York on December 31, 2016. The fair value of the Company's ETC was $2,976,380 as of December 31, 2016. The Company recorded unrealized gain on its investment in ETC. As of 4:00PM New York time. On March 10, 2017, the fair value of ETC was determined in accordance with the Company's accounting policy was $1.37 per ETC.

For the purposes of computing net capital with the Uniform Net Capital Rule 15c3-1, the Company treats investments in digital currencies as non-allowable assets.

During the year ended December 31, 2016, the Company entered into multiple loan agreements with five counterparties. The agreements provide for the Company to extend interest bearing loans of bitcoin and ethereum classic, at its discretion, with various maturity dates. The Company receives the payment of loan interest monthly, in arrears, in bitcoin and ethereum classic. At December 31, 2016, digital currency loans on the Statement of Financial Condition included 1,076.33 bitcoin and 23,662 ethereum classic loaned.

12. Risk Factors

The Company is subject to various risks including market risk, liquidity risk, and other risks related to its investment in digital currencies. Investing in digital currencies is currently unregulated, highly speculative, and volatile.

The price of digital currencies has a limited history. During such history, digital currency prices have been volatile and subject to influence by many factors including the levels of liquidity. If bitcoin markets continue to experience significant price fluctuations, the Company may experience losses.

Several factors may affect the price of digital currencies, including, but not limited to, global supply and demand, and competition from other forms of digital currency or payment services.

There is currently no clearing house for digital currencies, nor is there a central or major depository for the custody of digital currencies. There is a risk that some or all of the Company's digital currencies could be lost or stolen. The Company does not have insurance protection on its digital currencies which exposes the Company to the risk of loss of the Company's digital currencies. Further, digital currency transactions are irrevocable and stolen or incorrectly transferred digital currencies may be irretrievable.

12. Risk Factors (continued)

To the extent private keys for digital currency addresses are lost, destroyed or otherwise compromised and no backup of the private keys are accessible, the Company may be unable to access the digital currencies held in the associated address and the private key will not be capable of being restored by the digital currency networks. The processes by which digital currency transactions are settled are dependent on the digital currencies peer-to-peer networks, and as such, the Company is subject to operational risk.

A risk also exists with respect to previously unknown technical vulnerabilities, which may adversely affect the value of digital currencies.

13. Capital Contributions From Parent

During 2016 the Parent made a non-cash capital contribution to the Company; as discussed in Note 8, the Parent contributed $56,034 related to employee compensation and benefits.

14. Subsequent Events

In January 2017, the BIT filed a public form S-1 with the Securities and Exchange Commission. Upon the filing of the form S-1, the Company ceased it's operations as the BIT's authorized participant. Upon effectiveness of the S-1, the Company will be named as a liquidity provider to the BIT's new authorized participant.

The Company has performed an evaluation of events which occurred subsequent to December 31, 2016 through the issuance of these financial statements. There are no other known events that have occurred that require disclosure, other than what has already been disclosed within these financial statements.